COMPANY:   FIRSTCOM CORPORATION
TICKER:    FCLX
EXCHANGE:  NASDAQ SMALL CAP MARKET

FORM TYPE: 425

DOCUMENT DATE: AUGUST 22, 2000
FILING DATE:   AUGUST 22, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:     FirstCom Corporation
Commission File No.: 001-14107
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For Further Information:

Lydia R. Rodriguez         David. P. Caouette      Leonardo Santiago
AT&T Latin America         AT&T Corp.              Brainerd Communications
305-774-2368 (office)      908-221-6382            212-986-6667
305-613-6767 (cell)        caouette@att.com        Santiago@braincomm.com
lrrodriguez@att.com

               FIRSTCOM CORPORATION AND AT&T LATIN AMERICA CORP.
                  ANNOUNCE PRICING OF TENDER OFFER AND CONSENT
              SOLICITATION FOR FIRSTCOM 14% SENIOR NOTES DUE 2007

Miami, FL (August 22, 2000) -- AT&T Latin America Corp., a subsidiary of AT&T Corp., and FirstCom Corporation announced today, in connection with FirstCom's pending tender offer and consent solicitation for its outstanding 14% Senior Notes due 2007, that the applicable yield on the Reference Bond (the 5.750% U.S. Treasury Note due October 31, 2002) is 6.27%, as calculated by the Dealer Manager in accordance with standard market practice based on the bid-side price, as indicated on Bloomberg screen PX5 at 2:00 p.m., New York City time, on August 22, 2000.

Based on this yield, the total purchase price per $1,000 principal amount of Notes tendered on or prior to the expiration of the tender offer, assuming a payment date of August 28, 2000 (which FirstCom currently expects to be the payment date), would be $1,250.70 (of which $40 represents the consent payment). As previously announced, the tender offer expires at 11:59 p.m., New York City time, on August 24, 2000, unless extended.

As of the expiration of the consent period at 11:59 p.m., New York City time, on August 10, 2000, $150 million in aggregate principal amount of the Senior Notes had been tendered and consents had been delivered, representing 100% of the total Senior Notes outstanding.

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The closing of the tender offer and consent solicitation by FirstCom is subject to the completion of the previously announced merger of FirstCom and AT&T Latin America. FirstCom shareholders are scheduled to vote on the merger on August 28, 2000.

Salomon Smith Barney is the dealer manager and solicitation agent and ChaseMellon Shareholder Services, L.L.C. ("ChaseMellon") is the information agent for the tender offer and the solicitation. Requests for documentation should be directed to ChaseMellon at (917) 320-6286 (for bankers and brokers) and (888) 566-9474 (for others). Questions regarding the transaction should be directed to Salomon Smith Barney at 800-558-3745.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any Notes. The tender offer and consent solicitation are being made solely by the Offer to Purchase and related Letter of Transmittal and Consent, dated July 28, 2000.

About AT&T Latin America

In November 1999, AT&T Corp. announced plans to form AT&T Latin America, a company that will merge the operations of Netstream, the Brazilian competitive local exchange carrier it acquired, and FirstCom, a publicly traded company with operations in Chile, Colombia and Peru.

AT&T Latin America will provide technologically advanced last mile data and voice connectivity, while providing the knowledge and experience to partner with business customers to make a lasting difference. It will establish a full range of quality business services, one-stop shopping and customer service in countries where it operates.

About AT&T Corporation

AT&T Corp. (www.att.com) is among the world's premier voice, video and data communications companies, serving more than 80 million customers, including consumers, businesses and government. With annual revenues of more than $62 billion and 147,000 employees, AT&T provides services to customers worldwide. Backed by the research and development capabilities of AT&T Labs the company runs the world's largest, most sophisticated communications network and has one of the largest digital wireless networks in North America.

About FirstCom Corporation

FirstCom Corporation operates as a publicly traded (NASDAQ: FCLX) competitive local exchange carrier in four major metropolitan business centers in Chile, Colombia and Peru. With annual revenues in 1999 of $38 million and approximately 650 employees at year-end, FirstCom owns and operates a technologically advanced, fiber optic IP/ATM backbone-network and provides a wide range of integrated communications services.

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In connection with the FirstCom/AT&T Latin America merger, FirstCom has filed a definitive proxy statement and AT&T Latin America has filed a registration statement on Form S-4. We urge investors and security holders to read the definitive proxy statement and registration statement before they make a decision concerning the merger. Security holders may obtain a free copy of those documents and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134, Attention:
General Counsel, Thomas C. Canfield (305) 459-6300.

            The members of the board of directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Information concerning the directors is set forth in the Definitive Proxy Statement filed with the SEC.

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